Exhibit 99.1

VERTICAL AEROSPACE APPOINTS FORMER LEONARDO HELICOPTERS U.S. CEO AND U.S. MILITARY LEADER CLYDE WOLTMAN TO BOARD OF DIRECTORS

Appointment further strengthens Vertical’s Board with U.S. defence, government and aerospace commercialisation expertise as the Company advances its commercial, hybrid-electric, autonomous and defence strategy

London, UK & New York, USA – 5 October 2026– Vertical Aerospace (“Vertical” or the “Company”) [NYSE: EVTL], a global aerospace and technology company pioneering electric vertical take-off and landing (“eVTOL”) aircraft, today announced the appointment of Clyde M. Woltman to its Board of Directors, effective 5 October 2026.

Mr. Woltman previously served as Chief Executive Officer of Leonardo Helicopters US, where he led a $1 billion business spanning sales, engineering, certification, production, customer support and R&D across the Americas, alongside U.S. Government and Foreign Military Sales programmes globally.

Before joining Leonardo, he held senior leadership roles at Aerojet Rocketdyne, now part of L3Harris Technologies, and Pratt & Whitney, overseeing advanced defence and aerospace programmes, including the F135 propulsion system for the F-35 Joint Strike Fighter.

A retired U.S. Marine Corps Colonel, Mr. Woltman brings extensive leadership experience in military aviation, operations, strategy and programme delivery, including command roles during combat operations.

Mr. Woltman’s appointment follows that of former Airbus Commercial Aircraft CEO Fabrice Brégier as Chair of Vertical’s Board.

Stuart Simpson, CEO of Vertical Aerospace, said:

“Following Fabrice’s appointment as Chair, this is another important addition to a Board built to help Vertical become a scaled, global aerospace company. As we progress Valo towards certification and commercialisation, we are focused on disciplined execution, expanding our platform across hybrid-electric, autonomous and defence applications. Clyde brings an exceptional combination of aerospace leadership, industrial execution and direct experience with U.S. defence and international government communities at a pivotal stage in Vertical’s development.”

Clyde Woltman, Board member at Vertical Aerospace, said:

"Vertical has the technology, team and strategic momentum to build a leading next-generation aerospace company. I am delighted to join the Board at a time when the Company is expanding its commercial opportunities while exploring the significant potential for its technology across government and defence applications."

In connection with the Board changes announced today, Carsten Stendevad and James Keith Brown have given notice of their intention to resign as directors. As agreed with the Board, their resignations will take effect on 5 October 2026. The Board thanks Mr. Stendevad and Mr. Brown for their service to the Company and wishes them the best in their future endeavors.

About Vertical Aerospace

Vertical Aerospace is a global aerospace and technology company pioneering electric aviation. Vertical is creating a safer, cleaner, and quieter way to travel. Valo is a piloted, four-passenger, Electric Vertical Take-Off and Landing (eVTOL) aircraft, with zero operating emissions. Vertical is also developing a hybrid-electric variant, offering increased range and mission flexibility to meet the evolving needs of the advanced air mobility market.

Vertical combines partnerships with leading aerospace companies, including Honeywell Aerospace, Syensqo and Sonaca, with its own proprietary battery and propeller technology to develop the world’s most advanced and safest eVTOL. Vertical has c.1,500 pre-orders of Valo, with customers across four continents, including American Airlines, Avolon, Bristow, GOL and Japan Airlines. Certain customer obligations are expected to be fulfilled via third-party agreements. Headquartered in Bristol, UK, Vertical’s experienced leadership team comes from top-tier aerospace and automotive companies such as Rolls-Royce, Airbus, GM, and Leonardo. Together, they have previously certified and supported over 30 different civil and military aircraft and propulsion systems.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any express or implied statements contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements, including, without limitation, statements regarding the anticipated Board changes, the design and manufacture of our aircraft and the hybrid-electric variant, certification and the commercialization of our aircraft and our ability to achieve regulatory certification of our aircraft product on any particular timeline or at all, the features and capabilities of the aircraft, business strategy and plans and objectives of management for future operations, including the building and testing of our prototype aircraft on timelines projected, completion of the piloted test programme phases, selection of suppliers, as well as statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “forecast,” “estimate,” “may,” “should,” “anticipate,” “will,” “aim,” “potential,” “continue,” “is/are likely to” and similar statements of a future or forward-looking nature. These forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the important factors discussed under the caption “Risk Factors” in Vertical’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) on March 24, 2026, as such factors may be updated from time to time in Vertical’s other filings with the SEC. Any forward-looking statements contained in this Form 6-K speak only as of the date hereof and accordingly undue reliance should not be placed on such statements. Vertical disclaims any obligation or undertaking to update or revise any forward-looking statements contained in this Form 6-K, whether as a result of new information, future events or otherwise, other than to the extent required by applicable law.

Media:

Justin Bates, Head of Communications

justin.bates@vertical-aerospace.com

+44 7878 357 463

Investor Relations:

Gillian Levine, Investor Relations Lead

gillian.levine@vertical-aerospace.com

+1 248 470 8732